UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Edison Brothers Stores Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   280875303
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                               February 17,1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1  of 8 pages

                                  SCHEDULE 13G

----------------------------------     ----------------------------------------
CUSIP No. 280875303                         Page 2          of     8     Pages
          -----------                         ---- --        --------
----------------------------------     ----------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Swiss Bank Corporation
TIN: 13-5424347
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Switzerland
------------------------------------------------------------------------------
                             5         SOLE VOTING POWER

        NUMBER OF                              790,075
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                728,259
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                               790,075
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                               728,259
------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,518,334
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.3%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          HC CO
-------------------------------------------------------------------------------

                               Page 2   of  8  Pages

                                  SCHEDULE 13G

----------------------------------     ----------------------------------------
CUSIP No. 280875303                         Page 3          of     8    Pages
          -----------                         ---- --        --------
----------------------------------     ----------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SBC Restructuring and Recovery Ltd.

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Cayman Islands
------------------------------------------------------------------------------
                             5         SOLE VOTING POWER

        NUMBER OF                              0
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                728,259
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                               0
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                               728,259
------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          728,259
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.82%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          PN
-------------------------------------------------------------------------------

                               Page 3   of  8  Pages

                                                               Page 4 of 8 Pages


Item 1(a). Name of Issuer:

Edison Brothers Stores Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

501 N. Broadway
P.O. Box 14020
St. Louis, MO 63178

Item 2(a). Name of Person Filing:

Swiss  Bank  Corporation   ("SBC")  and  SBC  Restructuring  and  Recovery  Ltd.
("SBCRR").

Item 2(b). Address of Principal Business Office:

SBC's principal business office is located at:

Aeschenplatz 6 CH-4002
Basel, Switzerland

SBCRR's principal business office is located at:

c/o Swiss Bank Corporation
222 Broadway, 20th floor
New York, New York 10038

Item 2(c). Citizenship:

Incorporated by reference to Item 4 of the cover pages.

Item 2(d). Title of Class of Securities:

Common Stock (the "Common Stock").

Item 2(e). CUSIP Number:

280875303

Item 3.

If this statement is filed pursuant to ss.ss.240.13d-1(b) of 240.13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in section 3(a)(b) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (14 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to ss.240.13d-1(c), check this box [X}.

SBC is a parent holding company in accordance with section
240.13d-1(b)(1)(ii)(G). SBCRR is a passive investor who owns less than 20% of the Common Stock of Edison Brothers Stores Inc. (the "Common Stock") under section 240.13d-1(c), as amended February 17, 1998.

Item 4. Ownership:

(a-b) Amount Beneficially Owned:

SBC, through its London branch, is the beneficial owner of 790,075 shares of Common Stock, representing 8.48% of the class of securities. SBCRR is the beneficial owner of 728,259 shares of Common Stock, representing 7.82% of the class of securities. The shares owned by SBCRR are aggregated with the shares of SBC, the indirect parent of SBCRR.

(c) SBC has sole power to vote and dispose of the 728,259 shares owned by its London branch. SBC, through its New York branch, has sole power to vote and dispose of the 728,259 shares owned by SBCRR.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Accounts managed on a discretionary basis by SBC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more than 5 percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 3 above.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                  SWISS BANK CORPORATION, LONDON BRANCH

                                  By:  /s/ Bernd E. Kallmeyer
                                       ------------------------------
                                       Name:  Bernd E. Kallmeyer
                                       Title: Attorney-In-Fact


                                  By:  /s/ Lauren C. Alter
                                       ------------------------------
                                       Name:  Lauren C. Alter
                                       Title: Associate Director,
                                                Legal Affairs
                                                Attorney-In-Fact

                                  SBC RESTRUCTURING AND RECOVERY LTD.


                                  By:  /s/ Bernd E. Kallmeyer
                                       ------------------------------
                                       Name:  Bernd E. Kallmeyer
                                       Title: Attorney-In-Fact


                                  By:  /s/ Lauren C. Alter
                                       ------------------------------
                                       Name:  Lauren C. Alter
                                       Title: Associate Director,
                                                Legal Affairs
                                                Attorney-In-Fact

Dated: March 6, 1998

                            EXHIBIT A TO SCHEDULE 13G


                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

     The undersigned hereby agree, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the annexed statement on
Schedule 13G and all amendments thereto shall be filed on behalf of each of them.



                                SWISS BANK CORPORATION, LONDON BRANCH


                                By:  /s/ Bernd E. Kallmeyer
                                     ------------------------------
                                     Name:  Bernd E. Kallmeyer
                                     Title: Attorney-In-Fact


                                By:  /s/ Lauren C. Alter
                                     ------------------------------
                                     Name:  Lauren C. Alter
                                     Title: Associate Director,
                                              Legal Affairs
                                              Attorney-In-Fact

                                SBC RESTRUCTURING AND RECOVERY LTD.


                                By:  /s/ Bernd E. Kallmeyer
                                     ------------------------------
                                     Name:  Bernd E. Kallmeyer
                                     Title: Attorney-In-Fact


                                By:  /s/ Lauren C. Alter
                                     ------------------------------
                                     Name:  Lauren C. Alter
                                     Title: Associate Director,
                                              Legal Affairs
                                              Attorney-In-Fact

Dated: March 6, 1998